Press Release
May 10, 2002

VIRGINIA

82-4176

Highlights

Gayot Project

2.5% Ni; 2.9 g/t Pd-Pt / 3.85 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
31.03 g/t Au / 3 m
36.27 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

GAYOT PROJECT: DRILLING RETURNS HIGH GRADE NICKEL-PGE INTERSECTION AT NANCY AND CONFIRMS THE EXTENSION OF L SHOWING

Virginia Gold Mines Inc ("Virginia") and its partner **BHP Billiton Inc ("BHP Billiton")** are pleased to announce results from the most recent drilling program that took place in the winter 2002 on the Gayot property, located north of the Caniapiscau Reservoir, Province of Quebec.

In total, 8 holes (1,563 metres) were drilled in four separate sectors with the following parameters:

Hole	Line / Station	Azimut	Dip	Length (m)
Nancy Area				
GA02-52	1520W/ 925N	157	-50	219
GA02-53	1475W/ 900N	157	-50	249
GA02-56	1400W/ 725N	295	-52	210
Nancy East Area				
GA02-54	1300W/ 620N	215	-50	60
GA02-55	1320W/ 800N	157	-50	237
L Area				
GA02-57	1075N/ 6375E	226	-56	277
GA02-58	1225N/ 6225E	157	-62	110
Gagnon Area				
GA02-51	400E / 150N	270	-70	201

Nancy Area

Three holes were drilled in the region of the Nancy showing to test the extension of the mineralization at depth. Hole GA02-52 has passed underneath the Nancy ultramafic flow and stayed in the footwall felsic tuffs. Hole GA02-53 has intersected the Nancy flow with two mineralized intervals at its base. The first zone consists of disseminated to net-textured sulphides that return **1.45% Ni, 0.33% Cu and 1.12 g/t Pd+Pt over the length of 5.1 metres** (from 135,9 to 141,0 m). The second zone consists of decimetric to metric shoots of massive sulphides that return **9.03% Ni, 0.60% Cu and 9.0 g/t Pd+Pt over the length of 2.55 metres** (from 150.05 to 152.60 m). The massive sulphides have a very high Ni-PGE tenor with individual assays reaching up to **15.2% Ni and 15.04 g/t Pd+Pt**. Both mineralized zones have faulted contacts and are separated from each other by a 9-metre interval of barren felsic tuff. Further down this hole, a narrow ultramafic lens with minor sulphides has yielded 1.28% Ni, 0.26% Cu and 1.76 g/t Pd+Pt over 1.5 metres (from 169.0 to 170.5 m).

...2

The third hole (GA02-56) was drilled perpendicular to the interpreted plunge of the Nancy mineralization. It has intersected at the base of the Nancy flow a 3-metre thick zone of disseminated sulphides that return 0.91% Ni, 0.19% Cu and 1.18 g/t Pd+Pt (from 150.0 to 153.0 metres). Borehole Pulse EM survey results for holes GA02-52, 53 and 56 indicate that the mineralization persists under holes GA02-53 and 56.

Holes GA02-52 and 53 have also intersected a new mineralized ultramafic flow (the Nancy north flow) a further 75 metres to the north of Nancy. This flow also seems to be very prospective because several decimetric to metric zones with traces to weak disseminations of sulphides have returned anomalous values in Ni (up to 0.46% Ni) and PGE (up to 0.58 g/t Pt+Pd) (Table 2).The Nancy and Nancy North zones will be further explored during the upcoming campaign.

Nancy East Area

Two holes were drilled in the region of the Nancy East showing that returned in channel sampling **1.10% Ni – 0.28% Cu – 1.32 g/t Pd-Pt over 19.9 metres** (November 15, 2001 Press Release) . Hole GA02-54 was drilled to test the continuity of the Nancy East mineralization at shallow depth. It intersected at the base of the ultramafic flow a narrow zone of disseminated sulphides that return 0.50% Ni and 0.72 g/t Pd+Pt over 1.4 metres. Further down, it also intersected two narrow sulphide shoots in the footwall felsic tuffs, which respectively yield **0.90% Ni, 0.27% Cu, 1,19 g/t Pd+Pt over 2,0 metres and 2.42% Ni, 0.40% Cu, 1.16 g/t Pd+Pt over 2.3 metres.**

Hole GA02-55 was drilled to test the continuity of disseminated mineralization exposed in trench TR01-41A, located 50 metres to the west of Nancy East, and that has returned 0.44% Ni – 0.10% Cu – 0.4 g/t Pd-Pt over 9.0 metres (November 15, 2001 Press Release). The hole has intersected within the ultramafic flow a 8.3-metre wide zone of weakly disseminated sulphides that returned 0.28% Ni and 0.27 g/t Pd+Pt.

L Area

Two holes were drilled in the area of the L showing. Hole GA02-57 was drilled to test the down-plunge extension of the L showing mineralization at its interpreted junction with a large ultramafic flow (L North).The hole has intersected from 188.0 to 191.5 metres a **3.5-metre mineralized ultramafic (disseminated sulphides) that graded 1.40% Ni, 0.74% Cu and 1.30 g/t Pd+Pt**. This zone represents the extension of the L showing at depth, which still lies in the footwall of the large L North ultramafic . Hole GA02-58 was drilled to test a good airborne and ground EM conductor near the base of the large L North ultramafic, some 200 metres to the north of the L showing. The hole has intersected in the footwall of the L North flow several thin ultramafic flows mineralized with disseminated, net-textured and massive sulphides. The best intersection is **2.40% Ni, 0.97% Cu and 1.75 g/t Pd+Pt over 1.5 metres** (from 15.7 to 17.2 m) and other results are listed in table 2. Surface and borehole EM results indicate that these mineralized thin flows represent the extension of the L showing and persist for another 600 metres further north up to the DeChamplain showing. This prospective sector will be further tested during the next campaign.

...3

Gagnon Area

One hole (GA02-51) was drilled in the Gagnon area to test the down plunge of the Gagnon mineralization. Although the basal contact of the ultramafic was intersected at the predicted depth, no significant mineralization was noted.

Table 2- Summary of Results

Hole	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Pd-Pt (g/t)	Remarks
Nancy Area							
GA02-52	54.2	54.1	1.5	0.30	-	0.28	Nancy north
	74.2	75.2	1.0	0.46	0.08	0.54	Nancy north
	81.7	83.4	1.7	0.31	-	0.58	Nancy north
GA02-53	35.5	39.5	4.0	0.33	-	0.27	Nancy north
	135.9	**141.0**	**5.1**	**1.45**	**0.33**	**1.12**	**Nancy**
	150.05	**152.60**	**2.55**	**9.03**	**0.60**	**9.11**	**Nancy**
	169.0	170.5	1.5	1.28	0.26	1.76	Footwall Nancy
GA02-56	150.0	153.0	3.0	0.91	0.19	1.18	Nancy
Nancy East Area							
GA02-54	25.5	26.9	1.4	0.50	-	0.72	Nancy east
	31.1	**33.1**	**2.0**	**0.90**	**0.27**	**1.19**	**Footwall Nancy east**
	39.5	**41.8**	**2.3**	**2.52**	**0.40**	**1.16**	**Footwall Nancy east**
GA02-55	102.0	110.3	8.3	0.28	-	0.27	
L Area							
GA02-57	**188.0**	**191.5**	**3.5**	**1.40**	**0.74**	**1.30**	**Depth extension of L**
GA02-58	**15.7**	**17.2**	**1.5**	**2.40**	**0.97**	**1.75**	**Extension of L to the north**
	28.0	30.0	2.0	0.32	0.17	0.28	Extension of L to the north
	41.2	**42.2**	**1.0**	**1.45**	**0.88**	**1.52**	**Extension of L to the north**
	99.0	101.0	2.0	0.36	0.26	0.46	Extension of L to the north

Please note that all samples have been analyzed by multi-acid extraction and atomic absorption at the certified laboratory of Chimitec-Bondar Clegg in Val d'Or. Quebec.

Discussion

Virginia and **BHP Billiton** are pleased with the results of the winter 2002 drill campaign and intend to actively pursue the evaluation of the Gayot property. A new work program and budget is currently being prepared for the summer of 2002. This program will consist of reconnaissance work. geological mapping. airborne and ground geophysical surveys. Subsequently a diamond drilling program is anticipated for fall 2002.

Work has been completed by the personnel of Virginia Gold Mines. under the supervision of Michel Chapdelaine. senior geologist. and Paul Archer. vice-president exploration and QP of the company. which he joined in 1996. Mr. Archer has more than 20 years experience in exploration.

Virginia Gold Mines is amongst the most active mining exploration companies in Quebec. Canada. with **$ 11 million in cash**. approximately **28 million shares** issued and outstanding. and is debt free. The Company concentrates its activities in the vast unexplored regions of northern Quebec. Its numerous properties. spread out all over the Province of Quebec. cover unexplored territories.

For additional information:

André Gaumond. President
Paul Archer. Vice-President
Michel Chapdelaine. Senior Supervising Geologist
Marie-Claude Poitras. Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca



TR44-R3
4.35% Ni-0.08% Cu-0.798 g/t PGE / 2.5 m
North contact
TR44-R5
1.06% Ni-0.23% Cu-1.32 g/t PGE / 9.4 m
North contact
0.9% Ni-0.16% Cu-0.83 g/t PGE / 7.5 m
0.75% Ni-0.11% Cu-0.62 g/t PGE / 15.2 m
0.51 % Ni-0.07% Cu-0.44 g/t PGE / 22.6 m
0.46% Ni-0.07% Cu-0.39 g/t PGE / 17.6 m
(See press release 30/01/2001)
067 N
GA01-32 Low values (North contact)
Upper Zone
GA01-26
GA01-27
GA01-31A
GA01-31B
GA01-46 0.65% Ni-0.10% Cu-0.64 g/t PGE
10.9 m (North contact)
GA01-26 1.76% Ni-0.19% Cu-1.22 g/t PGE
4.0 m (South contact)
GA01-47 0.46% Ni-0.11% Cu-0.76 g/t PGE
3.8 m (North contact)
GA01-30
No UM
Plunge of the Nancy UM /
plongée de l'UM Nancy
GA-01-27
GA01-48 0.29% Ni-0.13% Cu-0.67 g/t PGE
4.8 m (North contact)
1.39% Ni-0.07% Cu-1.55 g/t PGE
2.4 m (South contact)
0.57% Ni-0.12% Cu-0.51 g/t PGE
6.2 m (North contact)
GA01-36
0.63% Ni-0.17% Cu-0.81 g/t PGE
4.0 m (Upper zone)
GA01-47
GA01-29
No UM
GA01-28
GA01-46 0.51% Ni-0.07% Cu-0.64 g/t PGE
9.3 m (South contact)
2.43% Ni-0.85% Cu-1.44 g/t PGE
2.0 m (FW shoot)
GA01-31B
GA01-48 0.55% Ni-0.10% Cu-0.69 g/t PGE
10.6 m (South contact)
0.84% Ni-0.25% Cu-1.06 g/t PGE
2.7 m (FW shoot)
et/and
3.1% Ni-0.9% Cu-1.06 g/t PGE
0.8 m (FW shoot)
GA02-53 1.45% Ni-0.33% Cu-1.12 g/t PGE
5.1 m (North contact ?)
GA02-53
9.03% Ni-0.60% Cu-9.00 g/t PGE
2.55 m (North contact ?)
GA02-56 0.91% Ni-0.19% Cu-1.18g/t PGE
3.0 m (North contact ?)
GA02-53
1.28% Ni-0.26% Cu-1.76 g/t PGE
1.5 m (FW shoot)
0 m
60 m
Échelle / scale
Strong off-hole
EM conductor/
Conducteur fort EM
GA02-52
Profondeur verticale de
Vertical depth of 162 m
No UM
Nouveaux résultats / new results
Déjà publiée / already published

Schematized composite longitudinal section of the Nancy zone /
Section longitudinale composite schématique de la zone Nancy